       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1996



                                                      REGISTRATION NO. 333-02279

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                AMENDMENT NO. 2



                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                       AMERICAN WATER WORKS COMPANY, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


           DELAWARE                                     51-0063696
   (STATE OF INCORPORATION)                 (IRS EMPLOYER IDENTIFICATION NO.)


                              1025 LAUREL OAK ROAD
                           VOORHEES, NEW JERSEY 08043
                                 (609) 346-8200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                      W. TIMOTHY POHL, ESQUIRE, SECRETARY
                       AMERICAN WATER WORKS COMPANY, INC.
                              1025 LAUREL OAK ROAD
                           VOORHEES, NEW JERSEY 08043
                                 (609) 346-8200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                  GEORGE W. PATRICK, ESQUIRE                                      JONATHAN A. KOFF, ESQUIRE
                    DECHERT PRICE & RHOADS                                            CHAPMAN AND CUTLER
                   4000 BELL ATLANTIC TOWER                                          111 W. MONROE STREET
                       1717 ARCH STREET                                          CHICAGO, ILLINOIS 60603-4080
            PHILADELPHIA, PENNSYLVANIA 19103-2793                                       (312) 845-2978
                        (215) 994-2631

                            ------------------------

      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
   As soon as practicable on or after the effective date of this Registration
                                   Statement.



                            ------------------------


    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act of 1933 registration statement number for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box: /x/

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED MAY 7, 1996


P R O S P E C T U S


                                3,643,100 SHARES


                           [AMERICAN WATER WORKS LOGO]

                                  COMMON STOCK

                            ------------------------


     All of the shares of Common Stock offered hereby are being sold by American Water Works Company, Inc. The Common Stock of the Company is traded on the New York Stock Exchange under the symbol 'AWK'. The last reported sale price of the Common Stock on the New York Stock Exchange on April 16, 1996 was $38.25 per share. See 'Price Range of Common Stock and Dividends.'



     Concurrently with and conditioned upon the completion of this offering, certain members of families that are existing large holders of Common Stock (the 'Ware Family Buyers') have agreed to purchase from the Company and the Company has agreed to sell to the Ware Family Buyers 556,900 shares of Common Stock at the Price to Public less underwriting discounts and commissions in a private offering. See 'Recent Developments--Ware Family Buyers.'


                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                                                             UNDERWRITING
                                                        PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                         PUBLIC             COMMISSIONS(1)           COMPANY(2)
Per Share                                                   $                      $                      $
Total(3)                                                    $                      $                      $



(1) For information regarding indemnification of the Underwriters, see 'Underwriting.'

(2) Before deducting expenses payable by the Company estimated at $500,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 546,465 additional shares solely to cover over-allotments, if any. See 'Underwriting.' If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $     , $     and $     , respectively. The number of additional shares
    of Common Stock available to cover over-allotments is subject to adjustment should the Company authorize the proposed two-for-one stock split. See 'Recent Developments--Proposed Stock Split' and 'Underwriting.'


                            ------------------------


     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions. It is expected that certificates for the Common Stock offered hereby will be available for delivery on or about
             , 1996 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.


                            ------------------------

SMITH BARNEY INC.
                        A.G. EDWARDS & SONS, INC.
                                                PAINEWEBBER INCORPORATED
                                                                    EDWARD JONES

             , 1996

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                    [GRAPHIC SEE DESCRIPTION IN APPENDIX A]

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act') and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is listed on the New York Stock Exchange and such reports, proxy statements and other information may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the 'Registration Statement') filed by the Company with the Commission under the Securities Act of 1933, as amended (the 'Securities Act'), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



     The following documents heretofore filed by the Company with the Commission are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Current Report on Form 8-K filed on March 1, 1996; (iii) the Company's
Current Report on Form 8-K/A filed on April 3, 1996; and (iv) the Company's Current Report on Form 8-K filed on April 25, 1996.



     In addition, all documents filed by the Company with the Commission after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act and prior to the termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Certain information incorporated by reference herein contains forward-looking statements as such term is defined in Section 27A of the Securities Act and
Section 21E of the Exchange Act. Certain factors as discussed therein could cause actual results to differ materially from those in the forward-looking statements.


     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN, INCLUDING EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS BUT EXCLUDING ALL OTHER EXHIBITS TO SUCH DOCUMENTS. REQUESTS SHOULD BE MADE TO THE COMPANY AT ITS GENERAL MAILING ADDRESS: OFFICE OF THE SECRETARY, AMERICAN WATER WORKS COMPANY, INC., 1025 LAUREL OAK ROAD, P.O. BOX 1770, VOORHEES, NEW JERSEY 08043, TELEPHONE NUMBER (609) 346-8290.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. Unless otherwise indicated, (i) all references in this Prospectus to the Company shall mean American Water Works Company, Inc. and its subsidiaries on a consolidated basis, (ii) references to 'American Water Works' shall mean American Water Works Company, Inc., excluding its subsidiaries, and (iii) the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.


                                  THE COMPANY


     American Water Works Company, Inc. is the largest investor-owned and most geographically diverse water utility business in the United States. The Company, through its 22 regulated subsidiaries, is primarily engaged in the collection, treatment, distribution and sale of water. The Company currently serves more than 800 communities with a total population of approximately 7 million in 21 states from Pennsylvania, New Jersey, Kentucky and Tennessee in the East and Southeast to Indiana, Missouri, California and New Mexico in the Midwest and West. American Water Works can trace its history back to 1886.


     As the largest investor-owned water utility business in the nation, the Company believes it is well positioned to benefit from the consolidation of water utilities into larger, more financially capable operations. The Company has the size, geographical diversity, technical capability and financial and management resources to acquire large and small water systems, develop regional water supplies and participate with the public sector in creating and improving water systems.


     On February 16, 1996, Pennsylvania-American Water Company ('Pennsylvania-American'), a subsidiary of American Water Works, purchased the water utility operations of Pennsylvania Gas and Water Company (now known as PG Energy, Inc.) for approximately $414 million (the 'Acquisition'). The acquired operations, which include 10 water treatment plants and 36 reservoirs, serve approximately 400,000 people in northeastern Pennsylvania and generated revenues of approximately $66.3 million in calendar year 1995. See 'Recent Developments--Acquisition,' 'Unaudited Pro Forma Condensed Consolidated Statement of Income Data' and 'Capitalization.'




                                  THE OFFERING


Common Stock offered..................................  3,643,100 shares (1)
Common Stock to be outstanding
  after the offering..................................  38,617,603 shares (1)(2)
Price Range of Common Stock
  (January 1, 1996 through April 16, 1996)............  $36 1/2 to $40 1/2
Closing price on April 16, 1996.......................  $38 1/4 per share
Indicated annual dividend.............................  $1.40 per share (3)
Use of Proceeds.......................................  To invest in the common equity of Pennsylvania-
                                                        American, which, in turn, will reduce certain
                                                        indebtedness incurred to finance the Acquisition. See
                                                        'Recent Developments--Acquisition' and 'Use of
                                                        Proceeds.'
New York Stock Exchange Symbol........................  AWK


- ------------------
(1) Assuming Underwriters' over-allotment option is not exercised. See 'Underwriting.'

(2) Common Stock to be outstanding after the offering is based on 34,417,603 shares of Common Stock outstanding as of March 27, 1996, includes 556,900 shares of Common Stock to be sold to the Ware Family Buyers concurrently with this offering and does not include shares issued pursuant to American Water Works' Dividend Reinvestment and Stock Purchase Plan, Employee Stock Ownership Plan, Long-Term Performance-Based Incentive Plan and 401(k) Savings Plan since such date.

(3) Based upon the quarterly dividend of $.35 per share payable on May 15, 1996 to stockholders of record on April 26, 1996. The shares of Common Stock offered hereby will not be entitled to the May 15, 1996 dividend.

         SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                         YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------
                                                                     1993         1994         1995
                                                                  -----------  -----------  -----------
STATEMENT OF INCOME DATA:
  Operating revenues............................................  $   717,537  $   770,241  $   802,820
  Operating expenses............................................      497,206      537,516      558,547
  Operating income..............................................      220,331      232,725      244,273
  Net income....................................................       75,387       78,652       92,061(1)
  Net income to common stock....................................       71,391       74,668       88,077(1)

PER SHARE DATA:
  Earnings per common share.....................................  $      2.29  $      2.34  $      2.64(1)
  Average number of common shares outstanding (thousands).......       31,139       31,918       33,382
  Dividends per common share....................................  $      1.00  $      1.08  $      1.28

OTHER DATA:
  Number of customers at year end (thousands)...................        1,685        1,706        1,720
  Water sales (billions of gallons).............................          221          237          240
  Annual water revenues per customer............................  $       416  $       440  $       453




                                                                               AS OF DECEMBER 31, 1995
                                                                              --------------------------
                                                                                 ACTUAL      PERCENTAGE
                                                                              -------------  -----------
CAPITALIZATION:
  Long-term debt............................................................  $   1,384,649        60.1%
  Preferred stocks of subsidiaries..........................................         48,614         2.1
  Preferred stocks..........................................................         51,673         2.2
  Common stockholders' equity...............................................        818,939        35.6
                                                                              -------------  -----------
     Total capitalization...................................................  $   2,303,875       100.0%
                                                                              -------------  -----------
                                                                              -------------  -----------

OTHER BALANCE SHEET DATA:
  Net utility plant.........................................................  $   2,884,681
  Total assets..............................................................      3,403,141


- ------------------
(1) Includes a net of tax gain of $3.9 million, or $.12 per share, as a result of the conclusion of litigation concerning compensation for the sale of certain water utility assets to the Grafton Massachusetts Water District.

                              RECENT DEVELOPMENTS

ACQUISITION


     On February 16, 1996, Pennsylvania-American, a subsidiary of American Water Works, purchased the water utility operations of Pennsylvania Gas & Water Company ('PG&W,' now known as PG Energy, Inc.) for approximately $414 million (subject to certain adjustments) (the 'Acquisition'). The acquired operations include 10 water treatment plants and 36 reservoirs and serve approximately 400,000 people in northeastern Pennsylvania. The operations acquired generated revenues of $66.3 million in calendar year 1995. The Company is accounting for the Acquisition as a purchase. The purchase price is subject to adjustment based upon the actual value of the net assets of the acquired operations as of the date of consummation of the Acquisition as compared to the estimated value of the net assets as of December 31, 1995. See 'Unaudited Pro Forma Condensed Consolidated Statement of Income Data' and 'Capitalization.'


     The Acquisition is an important component of the Company's long-term strategy of growth through selective acquisitions. See 'The Company--Corporate Strategy.'

PROPOSED STOCK SPLIT

     American Water Works' Board of Directors plans to authorize a two-for-one Common Stock split, subject to stockholder approval of an increase in the number of shares of Common Stock American Water Works is authorized to issue. Stockholders of American Water Works will be asked to approve the proposed increase in the number of shares of Common Stock American Water Works is authorized to issue from 100,000,000 shares to 300,000,000 shares at American Water Works' Annual Meeting of Stockholders to be held on May 2, 1996. If the increase in authorized shares is approved, the stock split will be paid in the form of a 100% stock dividend whereby each holder of shares of Common Stock will receive one additional share of Common Stock for each share owned. It is anticipated that the record date for the stock dividend will follow the completion of the offering. Upon effecting the stock dividend, American Water Works' dividend will be adjusted accordingly.

WARE FAMILY BUYERS


     Concurrently with and conditioned upon the completion of this offering, certain members of families that are existing large holders of Common Stock (the 'Ware Family Buyers') have agreed to purchase from the Company and the Company has agreed to sell to the Ware Family Buyers 556,900 shares of Common Stock at the Price to Public less underwriting discounts and commissions in a private offering.



     The Ware Family Buyers include a special purpose company of which Marilyn Ware Lewis is Manager, which was established by three trusts for the benefit of the children of John H. Ware, 3rd and his wife Marian S. Ware and which has agreed to purchase 450,000 of the 556,900 shares to be sold to the Ware Family Buyers. The Ware Family Buyers also include Rhoda C. Ware (through a limited partnership controlled by her) and certain members of her family who have agreed to purchase a total of 106,900 of the 556,900 shares to be sold to the Ware Family Buyers (including 10,000 shares to be purchased by William R. Cobb).


     Marilyn Ware Lewis, the Chairman of the Board of American Water Works, and Paul W. Ware, a director of American Water Works, are the daughter and son of John H. Ware, 3rd and Marian S. Ware. Nancy W. Wainwright and William R. Cobb are directors of American Water Works and the daughter and son-in-law, respectively, of Rhoda C. Ware.


     As of March 27, 1996, members of the Ware Family, and charitible foundations set up by such members, beneficially owned approximately 9.2 million (or approximately 27%) of the outstanding shares of Common Stock.

NEW JERSEY-AMERICAN REGULATORY DECISION



     On March 13, 1996, the New Jersey Board of Public Utilities approved a $39.5 million per annum rate increase for New Jersey-American Water Company ('New Jersey-American'), including an estimated $13.5 million in annual revenues from potential wholesale customers. The increase reflects the completion of the Tri-County Water Supply Project that takes water from the Delaware River to a new treatment plant and then delivers it throughout the southern New Jersey area by way of a 29 mile pipeline. This regional project was designed partly as a supply source for certain water resellers who have been mandated by the state to reduce their intake from an aquifer that is suffering from declining water levels. The actual revenues that New Jersey-American receives will depend on many factors, including the number of potential wholesale customers that ultimately enter into contracts to use water from the project as their alternative source of supply and the volume of water sold. The applicable New Jersey statute provides for a 45 day appeal period from the date of the order. Rates, however, may be placed in effect, subject to refund, prior to the end of the appeal period.


FIRST QUARTER RESULTS



    Net income to Common Stock for the Company for the first quarter ending March 31, 1996 was $16.0 million, a 28% increase over the $12.6 million reported for the first quarter of 1995. Earnings per common share for the first quarter was $0.47 per share, up from $0.38 per share for the same quarter in 1995, a 24% increase. The Company's revenues for the first quarter of 1996 increased 10%, to $198.2 million from $180.8 million in the same quarter in 1995.

                                  THE COMPANY



     American Water Works is the largest investor-owned and most geographically diverse water utility business in the United States. The Company, through its 22 regulated subsidiaries, is primarily engaged in the collection, treatment, distribution and sale of water. As of December 31, 1995, the Company's total water system production capacity was approximately 1.3 billion gallons a day. The Company currently serves more than 800 communities with a total population of approximately 7 million in 21 states from Pennsylvania, New Jersey, Kentucky and Tennessee in the East and Southeast to Indiana, Missouri, California and New Mexico in the Midwest and West.


     In fiscal year 1995, the Company had consolidated operating revenues of $803 million, consolidated operating income of $244 million and net income to common stock of $88 million (including a net of tax gain of $3.9 million as a result of the conclusion of litigation concerning compensation for the sale of certain water utility assets to the Grafton Massachusetts Water District). See 'Selected Historical Consolidated Statement of Income Data.' American Water Works has experienced 5-year compound annual growth rates of 9.9% in dividends per common share, 9.5% in investment in subsidiaries, 7.4% in earnings per common share, 7.2% in book value per common share and 7.0% in consolidated operating revenues.


     Several important attributes contributed to the Company's growth and profitability over the past five years and will continue to serve as a basis for future growth, including: (i) its dedication to providing safe, reliable water service at affordable cost; (ii) the size and geographic diversity of its operations; (iii) its ability to grow through the continued investment in existing operations and through complementary and strategic acquisitions; (iv) its financial strength; (v) its operating experience and technical expertise; and (vi) its understanding of the unique regulatory requirements of the industry.


     The Company conducts its operations through its regulated utility subsidiaries and a service company.


              SELECTED INFORMATION OF REGULATED COMPANIES BY STATE
                             (DOLLARS IN THOUSANDS)



                                                    NET UTILITY PLANT
                                                           AT
                                  CUSTOMERS AT        DECEMBER 31,                       1995 WATER AND
STATE                           DECEMBER 31, 1995        1995(1)          PERCENT    WASTEWATER REVENUES(1)    PERCENT
- ------------------------------  -----------------  -------------------  -----------  ----------------------  -----------
New Jersey                              314,430       $     769,731           26.7%       $    184,931             23.2%
Pennsylvania                            392,147             707,531           24.5             180,948             22.7
Indiana                                 162,428             227,213            7.9              57,215              7.2
West Virginia                           130,956             204,538            7.1              57,743              7.2
Illinois                                144,440             177,150            6.1              59,480              7.5
Kentucky                                 85,180             147,111            5.1              32,087              4.0
California                              101,928             135,388            4.7              57,687              7.2
Missouri                                 88,744              88,551            3.1              23,404              2.9
Virginia                                 46,075              81,942            2.8              27,697              3.5
Tennessee                                67,715              81,934            2.8              28,287              3.6
Connecticut                              26,213              63,569            2.2              18,232              2.3
Massachusetts                            19,461              53,679            1.9               7,514              0.9
Iowa                                     54,353              50,953            1.8              17,662              2.2
Ohio                                     40,220              33,940            1.2              19,831              2.5
New York                                 11,455              18,055            0.6               9,140              1.2
New Mexico                               13,775              16,060            0.6               5,876              0.7
New Hampshire                             7,700              12,357            0.4               3,187              0.4
Arizona                                   4,407               6,808            0.2               2,915              0.4
Maryland                                  4,520               6,307            0.2               2,290              0.3
Michigan                                  3,752               1,321            0.1                 818              0.1
                                     ----------       -------------          -----        ------------            -----
                                      1,719,899       $   2,884,138          100.0%       $    796,944            100.0%
                                     ==========       =============          =====        ============            =====

- ------------------
(1) Amounts do not reflect consolidating adjustments.

     The Regulated Companies. The 22 regulated subsidiary companies provide water service to approximately 7 million people in over 800 communities in 21 states. From year-end 1990 to 1995, the number of customers served by the Company has increased from 1.5 million to 1.7 million, representing an increase of approximately 14%. As public utilities, the rates charged by the regulated companies must be approved by state regulatory commissions. Further, each regulated company is subject to the rules of both federal and state environmental protection agencies, particularly with respect to the quality of water distributed.


     The Service Company. American Water Works Service Company, a subsidiary, provides professional and staff services as required to affiliated companies. These services include accounting, engineering, operations, finance, water quality, information systems, personnel administration and training, purchasing, insurance, safety, and community relations. In addition, the service company operates a laboratory in Belleville, Illinois that is nationally recognized for its work in water treatment and quality improvements. The laboratory provides research and environmental testing for the regulated companies.


     The Joint Venture. In addition to its water supply business, the Company owns a 50% interest in a joint venture that provides management services to 11 water and sewer authorities in four states. The joint venture offers its technical expertise and financing resources to communities throughout the United States to operate and upgrade their water and wastewater systems. These services produced revenues of approximately $8 million in 1995.


INDUSTRY

     The Company believes that access to strong financial resources and technical expertise will be necessary to continue to provide safe, reliable water service at an affordable price and to meet increasingly stringent, federally mandated water quality regulations. As such, continuous capital investment will be necessary to address the industry's need to:

      (i)  invest in new technology to meet water quality standards;
     (ii)  expand to respond to growth and community development; and
    (iii)  replace aging water supply infrastructure.


     As a result of the capital intensity of the industry, small water utilities are under increasing pressure to consolidate, or in the case of some municipally-owned water utilities, to privatize. The Company believes that, in a consolidating industry, the larger and more financially viable operators of water systems will have access to lower-cost capital, greater resources for the efficient planning and development of water systems and the ability to spread costs, including the cost of new technology required by the Safe Drinking Water Act and other environmental laws, over a wider customer base. This is particularly significant because it is estimated that approximately 75% of the total cost of providing water service does not change with the amount of water delivered to customers. As a result, the Company believes that water system consolidation will provide economic efficiencies to acquiring companies and customers.



     As the largest investor-owned water utility business in the nation, the Company believes it is well positioned to benefit from the consolidation of water utilities into larger, more financially capable operations. The Company has the size, geographic diversity, technical capability and financial and management resources to acquire large and small water systems, develop regional water supplies and participate with the public sector in creating and improving water systems.


CORPORATE STRATEGY

     American Water Works is committed to enhancing stockholder value through the ownership of and investment in water utility operations. The Company employs two complementary strategies to accomplish this goal:

      (i) ongoing investment in subsidiary water companies; and

     (ii) acquisition of additional water systems which complement or expand the existing business.

     Ongoing Investment in Subsidiaries. American Water Works' investment in its subsidiaries enables the Company to provide safe, reliable and affordable water service. In addition, when recognized in regulatory decisions, such investment provides a basis for revenue and income growth.

     American Water Works' investment in its subsidiaries increased from $636.6 million at year-end 1990 to $1.0 billion at year-end 1995 and enabled its subsidiaries to undertake construction programs totaling approximately $1.2 billion during the same five-year period. This investment growth was accomplished by the retention of earnings by the subsidiaries for the five-year period of $104.9 million in the aggregate and cumulative investment by American Water Works in its subsidiaries during this period of $261.5 million.


     Expenditures by the regulated companies for new facilities in 1995 totaled $331 million, which was approximately 24% above 1994 construction expenditures of $266 million. Investment in treatment and pumping facilities accounted for approximately 38% of the 1995 construction expenditures. Construction was nearly completed on a 30 million gallons-per-day capacity treatment plant on the Delaware River in New Jersey as part of the Tri-County Water Supply Project that will supplement community water supplies in three counties of southern New Jersey in the Philadelphia metropolitan area. During 1995, significant production facility improvements were also completed in Pennsylvania, Ohio, Kentucky, Tennessee, West Virginia and New Jersey. Significant progress was made toward completion of a new 7 million gallons-per-day facility to treat existing surface and ground water supplies in Hingham, Massachusetts. Additionally, construction was initiated on a 5 million gallons-per-day treatment plant which will serve the Mercer and Summers County regions of West Virginia.



     Investment in new transmission and distribution facilities accounted for approximately 33% of 1995 construction expenditures. The most significant project involved the completion of 29 miles of 24-inch through 54-inch transmission mains which deliver water from New Jersey-American's new Tri-County Water Supply Project treatment plant to residents in Burlington, Camden and Gloucester Counties. The project also included construction of 13 interconnections to deliver supply to surrounding water systems. Other significant projects in 1995 involving new transmission and distribution facilities included major main extension programs in Pennsylvania and New Jersey to provide service to residents that previously had inadequate well supplies. Also, booster stations and storage tanks were completed at a number of operating systems during the year.


     Supply improvements accounted for approximately 5% of 1995 construction expenditures. Significant projects included the construction or re-drilling of ground water sources in the systems serving California, Indiana, Maryland, New Jersey, New Mexico and Ohio. In addition, substantial projects involving new intake, pumping and/or piping facilities were completed in Pennsylvania and Connecticut for the purpose of enhancing the source of supply capabilities in those systems.

     Expenditures recorded in any given year are influenced by many factors, including the economy, regulation, material delivery and weather conditions. The Company estimates that construction expenditures for 1996 will be $312 million. In addition, the Company anticipates that approximately $1.0 billion of additional funds will be invested in new facilities through the end of the year 2000. These expenditures will support ongoing programs to comply with regulations promulgated to ensure water quality and protect the environment, to keep pace with the development of service territories and to replace plant as necessary.

     Acquisition of Water Systems. The Company believes acquisitions will continue to be an important element of growth and continually seeks opportunities, large and small, municipally-owned and private, to acquire water systems where it believes that its ownership and operations will enhance stockholder value. The Company believes there are numerous potential acquisition candidates because the water utility industry is highly fragmented. A significant characteristic in determining the attractiveness of an acquisition candidate is often the potential growth of the customer service area. The Company's geographic diversity and position of leadership in the industry allow it to pursue acquisitions both adjacent to existing customer service areas and in other strategic customer service areas. There can be no assurance, however, that the Company will identify attractive acquisition candidates in the future, that the Company will be able to acquire such businesses on economically acceptable terms or that any such acquisitions will not be dilutive to earnings.



     On February 16, 1996, Pennsylvania-American purchased the water utility operations of PG&W, a subsidiary of Pennsylvania Enterprises, Inc. ('PEI') for approximately $414 million (subject to certain post-closing balance sheet adjustments). Pennsylvania-American funded the purchase through short-term borrowings and the assumption of $140 million of long-term debt and $7 million of other liabilities. The short-term debt will be refunded through the issuance of long-term debt and an equity infusion into Pennsylvania-American from the proceeds of this offering and the proceeds of the sale of Common Stock to the Ware Family Buyers. The acquired operations, which include 10 water treatment plants and 36 reservoirs, serve approximately 400,000 people in northeastern Pennsylvania. With Pennsylvania-American's current service territory primarily in the western and central-southeastern parts of the commonwealth, the addition of this large northeastern operation will increase this subsidiary's geographic diversity and provide opportunity for greater operational synergy. The operations acquired generated revenues of $66.3 million in calendar year 1995.



     On November 7, 1995, voters in Howell Township, New Jersey, approved a referendum providing for the sale of the community's water system to New Jersey-American, pending regulatory approval, for $35.1 million. The system, which serves a population of approximately 16,000, is located between the Shrewsbury and Lakewood operating centers of New Jersey-American, and a portion of its supply and treatment capacity will be used to help serve those two service territories.



     In 1993, subsidiaries of the Company acquired four water utilities in Indiana, Missouri, Ohio and Michigan for a purchase price of $62 million. These midwestern utilities currently serve a population of approximately 355,000 in 17 communities. As part of the transaction, the Company's subsidiaries assumed liabilities, deferred credits and preferred stock of approximately $109 million and acquired assets with a value of approximately $171 million. The acquired utilities in Indiana and Missouri were merged with the Company's existing subsidiaries in those states effective January 1, 1995. On September 29, 1995, under the threat of condemnation, the portion of these assets in Ohio which serve a population of approximately 54,000 were sold to the City of Huber Heights in accordance with a condemnation agreement which provided for the Company's total recovery of the investment that it had made only two years earlier. Accordingly, there was no gain or loss from the sale of these assets for $14.4 million.



     In addition, the Company has made 14 other smaller acquisitions since January 1, 1994 which led to an aggregate increase in customers of approximately 14,000. The Company presently has no commitments or agreements and is not currently negotiating with respect to any material acquisitions, with the exception of the Howell Township system, discussed above.


RATES AND REGULATORY MATTERS


     Twenty state commissions regulate American Water Works' utility subsidiaries. They have broad authority to establish rates for service, prescribe service standards, review and approve rules and regulations and, in most instances, must approve long-term financing programs prior to their completion. The jurisdiction exercised by each commission is prescribed by state legislation and therefore varies from state to state.


     American Water Works' regulated subsidiaries continually evaluate the rates charged for service and seek appropriate rate adjustments to reflect the cost of providing service.

     The regulated subsidiaries aggressively pursue various methods of limiting the adverse financial impact of the lag between the time costs are incurred and the reflection of these costs in rates for service. Several subsidiaries now recover in rates a return on plant before it is in service instead of capitalizing an allowance for funds used during construction. Certain subsidiaries have also received rate orders allowing recovery of interest and depreciation expense related to the period of time from when a major construction project was placed in service until new rates went into effect reflecting the cost of the project.


     Rate authorizations adjusted the water service rates in effect for 11 regulated companies during 1995. These authorizations are expected to increase annual revenues by $17.3 million. Operating revenues for 1995 included approximately $5.9 million which resulted from these rate orders. Four rate adjustments have been authorized for regulated subsidiaries so far in 1996 which may generate approximately $46.7 million of additional annual revenues. See 'Recent Developments--New Jersey-American Regulatory Decision.' Eight applications are awaiting regulatory decisions. If granted in full, they could produce additional annual revenues of $26.5 million. The amount of additional revenues actually received under any rate increase is dependent upon the amount of water actually sold, which, in turn, is dependent upon, among other things, the weather.

                         UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENT OF INCOME DATA


     The unaudited pro forma condensed consolidated statement of income data for the year ended December 31, 1995 give effect to (i) the Acquisition and (ii) this offering and the sale of shares of Common Stock to the Ware Family Buyers (the 'Private Offering') and the application of the estimated net proceeds therefrom. The Pro Forma for Acquisition data gives effect to the Acquisition by combining the results of operations of the Company for the year ended December 31, 1995 with the results of operations of the acquired operations for the year ended December 31, 1995 and the Pro Forma for Acquisition, Offering and Private Offering data gives effect to each of the Acquisition, this offering and the Private Offering as if each of such events occurred as of January 1, 1995. See 'Recent Developments--Acquisition,' 'Recent Developments--Ware Family Buyers' and 'Use of Proceeds.' Such pro forma financial data do not give effect to the contemplated two-for-one Common Stock split.


     The unaudited pro forma condensed consolidated statement of income data do not purport to represent what the Company's results of operations would actually have been had the transactions described above taken place on January 1, 1995. In addition, the unaudited pro forma condensed consolidated statement of income data do not purport to project the Company's results of operations for any future period. The unaudited pro forma condensed consolidated statement of income data should be read in conjunction with the consolidated financial statements of the Company and related notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and Current Report on Form 8-K/A filed on April 3, 1996, which are incorporated by reference herein.



                                                               YEAR ENDED DECEMBER 31, 1995
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                       -----------------------------------------------------------------------------
                                                                                                         PRO FORMA
                                                                                                            FOR
                                                                                          ADJUSTMENT    ACQUISITION,
                                                               ADJUSTMENT    PRO FORMA   FOR OFFERING     OFFERING
                                                   ACQUIRED        FOR          FOR       AND PRIVATE   AND PRIVATE
                                        COMPANY   OPERATIONS   ACQUISITION  ACQUISITION    OFFERING       OFFERING
                                       ---------  -----------  -----------  -----------  -------------  ------------
STATEMENT OF INCOME DATA:
  Operating revenues.................  $ 802,820   $  66,306    $      --    $ 869,126     $      --     $  869,126
  Operating expenses
    Operation and maintenance........    402,362      25,230       (2,941)(a)  424,651            --        424,651
    Depreciation and amortization....     79,977       8,439          16  (b)   88,579            --         88,579
    General taxes....................     76,208       5,368           --       81,576            --         81,576
                                       ---------  -----------  -----------  -----------  -------------  ------------
                                         558,547      39,037       (2,778)     594,806            --        594,806
                                       ---------  -----------  -----------  -----------  -------------  ------------
  Operating income...................    244,273      27,269        2,778      274,320            --        274,320
  Other income, net..................     22,476         312           --       22,788            --         22,788
  Interest expense...................    117,042      12,946       11,562 (c)  141,550        (8,658)(d)    132,892
                                       ---------  -----------  -----------  -----------  -------------  ------------
  Income before income taxes.........    149,707      14,635       (8,784)     155,558         8,658        164,216
  Provision for income taxes.........     57,646       5,889       (3,382)(e)   60,153         3,333 (e)     63,486
                                       ---------  -----------  -----------  -----------  -------------  ------------
  Net income.........................     92,061       8,746       (5,402)      95,405         5,325        100,730
  Dividends on preferred stocks......      3,984          --           --        3,984            --          3,984
                                       ---------  -----------  -----------  -----------  -------------  ------------
  Net income to common stock.........  $  88,077   $   8,746    $  (5,402)   $  91,421     $   5,325     $   96,746
                                       ---------  -----------  -----------  -----------  -------------  ------------

PER SHARE DATA:
  Earnings per common share..........  $    2.64                             $    2.74                   $     2.57
  Average number of common shares
    outstanding (thousands)..........     33,382                                33,382         4,200         37,582




- ------------------

(a) Represents a reduction in operation and maintenance expenses as a result of employee reductions pursuant to the terms of the Asset Purchase Agreement filed as an exhibit to the Company's Current Report on Form 8-K filed on March 1, 1996. In accordance with the Asset Purchase Agreement, the Company hired 297 employees of the acquired business which it believes to be adequate to operate the business. PG&W, prior to the Acquisition, was a gas and water company. PG&W used allocations approved by the Pennsylvania Public Utility Commission in preparing its statement of income. This adjustment reflects the difference between the allocated labor costs of $12,050 and the labor costs of $9,109 for the 297 employees hired by the Company. The table below provides detail regarding the headcount reductions achieved by the Company.




                                                                  ALLOCATED      ACTUAL
                                                                -------------  -----------
Employees
  Administrative and general..................................        91            11
  Commercial..................................................        91            73
  Distribution................................................       135           125
  Production..................................................       103            88
                                                                     ---           ---
                                                                     420           297
                                                                     ===           ===


(b) Represents the amortization, over a period of 40 years, of the utility plant acquisition adjustment incurred in connection with the Acquisition.

(c) Represents the interest expense on the debt incurred to finance the Acquisition and the elimination of interest expense previously allocated to the acquired operations from PG&W related to debt not assumed in the Acquisition.

      Debt incurred..................................................  $ 266,670
      Interest rate in effect at commencement of bank facility... ...       5.58%
                                                                       ---------
                                                                          14,880
      Interest allocated by PG&W.....................................     (3,318)
                                                                       ---------
                                                                       $  11,562
                                                                       =========


(d) Represents the reduction of interest expense as a result of the application of net proceeds from this offering and the Private Offering (assuming a public offering price of $38.25 per share), to reduce bank debt.



      Net proceeds...................................................  $ 155,170
      Interest rate in effect at commencement of bank facility.......       5.58%
                                                                        ---------
                                                                       $   8,658
                                                                       =========


(e) Represents the state and federal income tax effect on the pro forma adjustments at the Company's effective tax rate of 38.5%.

                                 CAPITALIZATION


     The following table sets forth the consolidated short-term debt and capitalization of the Company as of December 31, 1995 and as adjusted to give effect to (i) the Acquisition and (ii) this offering and the Private Offering and the application of the estimated net proceeds therefrom. The pro forma data gives effect to each of the Acquisition, this offering and the Private Offering as if each of such events occurred as of December 31, 1995. See 'Recent Developments--Acquisition,' 'Recent Developments--Ware Family Buyers' and 'Use of Proceeds.'



     The data below does not purport to represent what the Company's consolidated short-term debt and capitalization would actually have been had the transactions described above taken place on December 31, 1995 and does not purport to project the Company's financial condition for any future date. The data below should be read in conjunction with the consolidated financial statements of the Company and related notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and Current Report on Form 8-K/A filed on April 3, 1996, which are incorporated by reference herein. See also 'Unaudited Pro Forma Condensed Consolidated Statement of Income Data.'




                                                              AS OF DECEMBER 31, 1995
                                                              (DOLLARS IN THOUSANDS)
                                  -------------------------------------------------------------------------------
                                                                                                      PRO FORMA
                                                                                       ADJUSTMENT        FOR
                                                                                           FOR       ACQUISITION,
                                                            ADJUSTMENT     PRO FORMA     OFFERING       OFFERING
                                                ACQUIRED        FOR           FOR       AND PRIVATE   AND PRIVATE
                                    COMPANY    OPERATIONS   ACQUISITION   ACQUISITION  OFFERING (b)     OFFERING
                                  -----------  -----------  -----------   -----------  -------------  ------------
Bank debt.......................  $   148,639   $      --    $ 266,670(a) $   415,309  $  (155,170)   $  260,139
                                  ===========  ===========  ===========   ===========  =============  ============
Current portion of
  long-term debt................  $    44,321   $     677    $      --    $    44,998   $        --    $   44,998
                                  ===========  ===========  ===========   ===========  =============  ============
Long-term debt..................  $ 1,384,649   $ 140,420    $      --    $ 1,525,069   $        --    $1,525,069
Preferred stocks of
  subsidiaries..................       48,614          --           --         48,614            --        48,614
Preferred stocks................       51,673          --           --         51,673            --        51,673
Common stockholders' equity.....      818,939          --           --        818,939       155,170       974,109
                                  -----------  -----------  -----------   -----------  -------------  ------------
  Total capitalization..........  $ 2,303,875   $ 140,420    $      --    $ 2,444,295   $   155,170    $2,599,465
                                  ===========  ===========  ===========   ===========  =============  ============


(a) Represents bank debt incurred to finance the Acquisition.


(b) Represents the use of proceeds from this offering and the Private Offering (assuming a public offering price of $38.25 per share), net of issuance costs, to reduce bank debt and the recording of Common Stock and paid-in-capital.

           SELECTED HISTORICAL CONSOLIDATED STATEMENT OF INCOME DATA


     The table below sets forth selected historical consolidated statement of income data for each of the three years in the period ended December 31, 1995, which data have been derived from the consolidated statement of income that has been audited by Price Waterhouse LLP, independent accountants. The following data should be read in conjunction with the consolidated financial statements of the Company and related notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated by reference herein. A pro forma income statement of the Company is also presented elsewhere in this Prospectus. See 'Unaudited Pro Forma Condensed Consolidated Statement of Income Data.'




                                                                         YEAR ENDED DECEMBER 31,
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                             SHARE AMOUNTS)
                                                                  -------------------------------------
                                                                     1993         1994         1995
                                                                  -----------  -----------  -----------
Operating revenues..............................................  $   717,537  $   770,241  $   802,820
                                                                  -----------  -----------  -----------
Operating expenses
  Operation and maintenance.....................................      362,451      391,539      402,362
  Depreciation and amortization.................................       66,838       72,892       79,977
  General taxes.................................................       67,917       73,085       76,208
                                                                  -----------  -----------  -----------
                                                                      497,206      537,516      558,547
                                                                  -----------  -----------  -----------
Operating income................................................      220,331      232,725      244,273
Allowance for other funds
  used during construction......................................        3,757        5,890       11,771
Gain from eminent domain litigation.............................           --           --        6,600(1)
Other income....................................................        1,609        2,383        1,844
                                                                  -----------  -----------  -----------
                                                                      225,697      240,998      264,488
                                                                  -----------  -----------  -----------
Income deductions
  Interest expense..............................................       97,235      110,088      117,042
  Allowance for borrowed funds
     used during construction...................................       (3,087)      (4,570)      (9,573)
  Amortization of debt expense..................................        1,563        1,229        1,273
  Preferred dividends of subsidiaries...........................        4,361        3,814        3,698
  Other deductions..............................................        2,374        1,873        2,341
                                                                  -----------  -----------  -----------
                                                                      102,446      112,434      114,781
                                                                  -----------  -----------  -----------
Income before income taxes......................................      123,251      128,564      149,707
Provision for income taxes......................................       47,864       49,912       57,646
                                                                  -----------  -----------  -----------
Net income......................................................       75,387       78,652       92,061(1)
Dividends on preferred stocks...................................        3,996        3,984        3,984
                                                                  -----------  -----------  -----------
Net income to common stock......................................  $    71,391  $    74,668  $    88,077(1)
                                                                  ===========  ===========  ===========
Average shares of common stock outstanding (thousands)..........       31,139       31,918       33,382
Earnings per common share on average shares outstanding.........  $      2.29  $      2.34  $      2.64(1)
                                                                  ===========  ===========  ===========


- ------------------
(1) Includes a gain of $6.6 million ($3.9 million net of tax, or $.12 per share), as a result of the conclusion of litigation concerning compensation for the sale of certain water utility assets to the Grafton Massachusetts Water District.

                                USE OF PROCEEDS


     The net proceeds from the sale of the 3,643,100 shares of Common Stock offered hereby and the 556,900 shares of Common Stock to be sold to the Ware Family Buyers are estimated to be $155.2 million ($175.4 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. American Water Works intends to invest such proceeds in Pennsylvania-American which will, in turn, reduce indebtedness incurred under a $275.0 million credit facility (the 'Facility'). As of March 29, 1996, $275.0 million was outstanding under the Facility. Of such amount, approximately $266.7 million was used by Pennsylvania-American to finance the Acquisition and the remainder was used for general corporate purposes. The Company expects to retire the remainder of the Facility with proceeds to be obtained by Pennsylvania-American in a debt offering. The Facility matures on February 14, 1997 and has an interest rate equal to 25 basis points (.25%) over the average of the rates offered to major money center banks in the London interbank market (LIBOR).


                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed on the New York Stock Exchange under the symbol 'AWK.' The following table shows the high and low sale prices per share of Common Stock, as published in The Wall Street Journal report of New York Stock Exchange composite transactions, and dividends declared per share, for the periods indicated:



                                                                              PRICE RANGE
                                                                         ----------------------
                                                                                                  DIVIDENDS
             YEAR                                                           HIGH         LOW      DECLARED
           ---------                                                        -----     ---------  -----------
            1994      First Quarter....................................   $  32 1/4   $   27 5/8    $  .27
                      Second Quarter...................................      29 5/8       26 3/8       .27
                      Third Quarter....................................      28 1/4       26           .27
                      Fourth Quarter...................................      27 1/2       25 1/4       .27

            1995      First Quarter....................................   $  29 1/2   $   26 3/4     $ .32
                      Second Quarter...................................      32           28 1/2       .32
                      Third Quarter....................................      32 3/4       29 1/8       .32
                      Fourth Quarter...................................      39 1/4       30 1/2       .32

            1996      First Quarter....................................   $  40 1/2   $   36 1/2     $ .35
                      Second Quarter...................................      39 3/4       37 1/8       .35
                      (through April 16, 1996)


     As of March 27, 1996, the Company had approximately 35,000 Common Stock holders of record. For a recent closing sale price of the Common Stock, see the cover page of this Prospectus.

     The Company has paid dividends annually on its Common Stock since 1948, and has increased its dividend for 21 consecutive years. Compound annual Common Stock dividend growth for the past five years has been 9.9%. Future cash dividends will necessarily be dependent upon the policies of the Board of Directors and the Company's earnings, financial condition, capital requirements and other factors. There can be no assurance however that the dividend or the dividend growth rate will continue.


     Holders of record of the Common Stock (including participants in American Water Works' Employee Stock Ownership Plan and 401(k) Savings Plan) and of American Water Works' Cumulative Preferred Stock, par value $25 per share ('Preferred Stock') and Cumulative Preference Stock, par value $25 per share ('Preference Stock') are eligible to participate in the American Water Works Dividend Reinvestment and Stock Purchase Plan (the 'DRP'). Customers of the Company are also eligible to participate in the DRP. At the option of participants, all or part of the dividends received by participants in the DRP are automatically reinvested in Common Stock. Participants are also eligible to purchase up to an additional $5,000 of Common Stock per month. Common Stock issued pursuant to reinvested dividends and optional purchases are sold directly by the Company. The purchase price for Common Stock sold pursuant to reinvested dividends is the average of the high and the low sales prices for Common Stock for each of the last five days on which the Common Stock was traded prior to the dividend payment date. The purchase price for Common Stock sold pursuant to optional purchases is the average of the high and the low sales prices for Common Stock for each of the last five days on which the Common Stock was traded prior to the monthly investment date (the 15th of each month or the next following business day if the 15th is not a business day). As of March 4, 1996, approximately 3,900,000 shares of Common Stock were reserved for issuance pursuant to the DRP.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK


     The Company's Certificate of Incorporation ('Certificate') provides that the Company may issue 1,789,200 shares of Cumulative Preferred Stock, 750,000 shares of Cumulative Preference Stock, 3,000,000 shares of Cumulative Preferential Stock, par value $35 per share ('Preferential Stock') and 100,000,000 shares of Common Stock. The Preferred Stock, the Preference Stock and the Preferential Stock (collectively, the 'Senior Stock' and individually, a 'Class' of Senior Stock) are each issuable in one or more series.


COMMON STOCK


     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have preemptive rights. Holders of Common Stock are entitled to cumulate their votes in the election of directors. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors (the 'Board') out of legally available funds therefore, subject to the prior payment of all cumulative dividends payable on the Senior Stock. All outstanding shares of Common Stock are, and the shares will be, when issued and paid for, fully-paid and nonassessable. In the event of any liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of any outstanding shares of Senior Stock.


SENIOR STOCK

     The Board, without further stockholder authorization, is authorized to issue shares of Senior Stock in one or more series within each Class, and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on other series within the same Class, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefore, and rights upon liquidation, dissolution or winding up, including preferences over other series within the same Class. All series of Preference Stock have preference as to dividends and rights upon liquidation, dissolution or winding up over all series of Preferential Stock. All series of Preferred Stock have preference as to dividends and rights upon liquidation, dissolution or winding up over all series of Preference Stock.

     As of the date of this Prospectus, the outstanding series of Senior Stock consist of 1,600,000 shares of 8.50% series Preferred Stock (redeemable at par value on December 1, 2000), 101,777 shares of 5% series Preferred Stock and 365,158 shares of 5% series Preference Stock. Holders of 5% series Preferred Stock have the general power to vote in the election of directors and for all other purposes on the basis of one-tenth of a vote per share.

     Although the Company has no present plans to issue any additional shares of Senior Stock, the issuance of shares of Senior Stock, or the issuance of rights to purchase Senior Stock, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND DELAWARE LAW


     Consideration by Board of Fundamental Transactions. The Company's Certificate provides that when the Board shall evaluate any proposal from another party relating to: (i) a tender offer for any securities of the Company;
(ii) a merger or consolidation of the Company with or into another person; (iii) the sale of all or any substantial part of the assets of the Company to another person; (iv) the issuance or transfer by the Company of voting securities or securities convertible into or exchangeable for voting securities; or (v) any other similar transaction, the Board, in the exercise of its judgment in determining the best interests of the Company and its stockholders, must give due consideration to the following: (a) the character, integrity, business philosophy and financial status of the other parties to the transaction; (b) the consideration to be received by the Company or its stockholders as compared to:
(1) the current market price or value of the Company's properties or securities,
(2) the estimated future value of the Company, its properties or securities and
(3) such other values of the Company, its properties or securities as the Board may deem appropriate; (c) the projected social, legal and economic effects of the proposed transaction upon the Company, its employees, suppliers, regulatory agencies and customers and the communities in which the Company does business;
(d) the general desirability of the continuance of the Company as an independent entity; and (e) such other factors as the Board deems relevant.


     Removal of Directors. Under the Delaware General Corporate Law ('DGCL'), absent a provision in a corporation's certificate of incorporation to the contrary, a director of a corporation with cumulative voting may be removed as a director without cause by a majority of the shares then entitled to vote at an election of directors unless the votes cast against removal would be sufficient to elect the director if such shares were cumulatively voted at an election of the entire board of directors. However, the Company's Certificate provides that no director of the Company may be removed except for cause, and a majority of the outstanding shares of all classes of stock entitled to vote generally in the election of directors, voting as a single class, shall be required to remove a director for cause. Cause for removal is deemed to exist only if the director proposed to be removed has been convicted in a court of competent jurisdiction of a felony or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such director's duty to the Company, and such conviction or adjudication has become final and non-appealable.

     Amendment of Certain Provisions. Under the DGCL, absent a provision in a corporation's certificate of incorporation to the contrary, a corporation's certificate of incorporation may be amended by the affirmative vote of a majority of shares entitled to vote thereon and a corporation's bylaws may be amended either by its board of directors or by the affirmative vote of a majority of shares entitled to vote thereon. However, the Company's Certificate provides that the provisions of Company's Certificate described in 'Consideration by Board of Fundamental Transactions' and 'Removal of Directors' above and the provisions of the Certificate described in this paragraph, as well as the provisions in the Company's bylaws relating to the number of directors and the amendment of the bylaws may be amended by the stockholders of the Company only by the affirmative vote of 80% or more of all classes of stock entitled to vote generally in the election of directors, voting as a single class. The ability of the Board to amend the bylaws is the same as under the DGCL.

     Delaware Takeover Statute. The Company is subject to Section 203 of the DGCL, which provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an 'interested stockholder' for a period of three years from the date such person became an interested stockholder unless:
(i) the transaction resulting in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An 'interested stockholder' is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three year period immediately prior to the date on which it sought to be determined whether such person is an interested stockholder.

     Effect of Provisions. Each of the above described provisions of the Company's Certificate and of the DGCL may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

STOCKHOLDER RIGHTS PLAN


     Each share of Common Stock, including the shares offered hereby, has one Flip-Over Right and one Flip-In Right (collectively, the 'Rights') attached thereto. The Rights are not exercisable until such time as a person or group, other than certain significant stockholders (including the Ware Family Buyers and their descendants) at the time the Rights were established (an 'Acquiring Person'), acquires or announces an offer to acquire 25% or more of the Common Stock. Thereafter, each Right will then entitle the holder thereof to buy from the Company one-half share of Common Stock for $40. Rights will be attached to all shares of Common Stock issued by the Company until the Rights become exercisable. Rights expire upon the earlier of March 2, 1999 and the redemption thereof, as provided below.


     After the Rights become exercisable, if the Company is acquired in a merger or business combination in which the Company does not survive or, if 50% or more of the Company's assets or earning power are sold or transferred, each Flip-Over Right will become the right to buy, at twice its then current exercise price, that number of shares of the acquiring person's common stock which at that time has a market value of four times the then current exercise right of the Flip-Over Right. If, after the Rights become exercisable, an Acquiring Person
(i) acquires beneficial ownership of 35% or more of the Common Stock, (ii) acquires the Company in a merger or business combination transaction in which the Company survives and its stock is not changed, or (iii) engages in certain self-dealing transactions (a 'Flip-In Trigger Event'), then each Flip-In Right not owned by the Acquiring Person will become the right to buy, at twice its then current exercise price, that number of shares of the Common Stock which at the time has a market value of four times the then current exercise price of the Flip-In Right.

     The Rights will be evidenced by the Common Stock certificates issued by the Company until the Rights become exercisable, at which time the Company will distribute Rights certificates. Thereafter, the Rights certificates alone shall represent the Rights.


     The Rights are redeemable, in whole but not in part, by the Company pursuant to the affirmative vote of the Board at a price of $.0005 per Right (i) in the case of Flip-Over Rights, until 10 days following the first public announcement that an Acquiring Person has acquired beneficial ownership of 25% or more of Common Stock and (ii) in the case of Flip-In Rights, until a Flip-In Trigger Event. In certain circumstances, the Company's right to redeem Flip-Over Rights can be reinstated.


     The Rights do not have any voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter below:


                                                                                  NUMBER
UNDERWRITER                                                                      OF SHARES
- -----------                                                                     -----------
Smith Barney Inc..............................................................
A.G. Edwards & Sons, Inc......................................................
PaineWebber Incorporated......................................................
Edward Jones..................................................................
                                                                                -----------
     Total....................................................................    3,643,100
                                                                                -----------
                                                                                -----------


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions, including the consummation of the sale of shares of Common Stock to the Ware Family Buyers. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.



     The Underwriters, for whom Smith Barney Inc., A.G. Edwards & Sons, Inc., PaineWebber Incorporated and Edward Jones are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $ per share under the public offering price. The Underwriters may allow and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial offering of the Common Stock, the public offering price and other terms may be changed by the Underwriters.



     The Company, its executive officers and directors, and the Ware Family Buyers have agreed that, for a period of ninety (90) days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company, except, in the case of the Company, pursuant to any existing employee benefit plan.


     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 546,465 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table. The number of additional shares of Common Stock available to cover over-allotments is subject to adjustment should the Company authorize the proposed two-for-one stock split. See 'Recent Developments--Proposed Stock Split.'

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Smith Barney Inc. has provided and is currently retained to provide certain investment banking services to the Company for which it has received and is entitled to receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for such services.

                                 LEGAL MATTERS

     Legal matters in connection with the authorization and issuance of the shares of Common Stock offered hereby have been passed upon by Dechert Price & Rhoads, Philadelphia, Pennsylvania. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Chapman and Cutler, Chicago, Illinois.

                                    EXPERTS

     The financial statements of the Company incorporated in this Prospectus by reference to the Annual Report on Form 10-K of American Water Works for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of the water business of PG Energy, Inc. (formerly known as 'Pennsylvania Gas & Water Company') included on pages 9-22 of American Water Works Form 8-K/A filed on April 3, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the report of said firm as experts in auditing and accounting in giving said report.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                                           PAGE
                                                         ---------
Available Information..................................      2
Incorporation of Certain Documents by Reference........      2
Prospectus Summary.....................................      3
Recent Developments....................................      5
The Company............................................      7
Unaudited Pro Forma Condensed
  Consolidated Statement of Income Data................     12
Capitalization.........................................     14
Selected Historical Consolidated Statement of
  Income Data..........................................     15
Use of Proceeds........................................     16
Price Range of Common Stock
  and Dividends........................................     16
Description of Capital Stock...........................     17
Underwriting...........................................     20
Legal Matters..........................................     21
Experts................................................     21


                                3,643,100 SHARES


                           [AMERICAN WATER WORKS LOGO]

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS

                                            , 1996

                                  ------------

                               SMITH BARNEY INC.
                           A.G. EDWARDS & SONS, INC.
                            PAINEWEBBER INCORPORATED
                                  EDWARD JONES

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee................................................  $    62,809
NASD Filing Fee.....................................................       18,715
Legal Fees and Expenses.............................................      150,000
Accounting Fees and Expenses........................................       80,000
Printing and certificate engraving..................................      125,000
Stock Exchange Listing Fees.........................................       50,000
Miscellaneous (including Blue Sky fees and expenses)................       13,476
                                                                      -----------
     Total..........................................................  $   500,000
                                                                      ===========

     Each amount set forth above, except for the SEC registration fee, is estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As authorized by Section 145 of the Delaware General Corporation Law,
Section 8 of Article II of the Company's Bylaws provides that the Company shall indemnify any person who is a party to any suit or proceeding, whether civil, criminal or administrative, because such person is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer or employee of another corporation or enterprise, including an employee benefit plan, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such suit or proceeding to the extent that such person is not otherwise indemnified and such indemnification is not prohibited by applicable law; and the Board of Directors of the Company may, and on request of any such person is required to, determine in each case whether or not the standards in any applicable statute have been met, or such determination may be made by independent legal counsel if the Board so directs or if the Board is not empowered by statute to make such determination.

     The Company maintains and pays all premiums on directors and officers liability insurance policies with a primary liability limit of $25,000,000 and excess liability limit of $10,000,000.

ITEM 16. EXHIBITS.

EXHIBIT NO.                                             EXHIBIT DESCRIPTION
- -------------                                           -------------------
       1(a)    Underwriting Agreement.
       2(a)    Asset Purchase Agreement dated as of April 26, 1995 among the Registrant, Pennsylvania-American Water
               Company, Pennsylvania Gas and Water Company and Pennsylvania Enterprises, Inc. incorporated herein by reference to Exhibit 2.1 to Form 8-K of Registrant filed on March 1, 1996.
       4(a)    Dividend Reinvestment and Stock Purchase Plan, incorporated herein by reference to Exhibit 2 to the
               Registrant's Registration Statement on Form S-3, Registration No. 33-59059.
       4(b)    Indenture dated as of November 1, 1977 between Registrant and The Fidelity Bank (name later changed to
               First Union National Bank), Trustee, incorporated herein by reference to Exhibit E to Form 10-K report of Registrant for 1977.
       4(c)    First Supplemental Indenture dated as of December 1, 1989 between the Registrant and The Fidelity
               Bank, National Association (name later changed to First Union National Bank), as Trustee, incorporated herein by reference to Exhibit 4(i) to Form 10-K report of the Registrant for 1989.
       4(d)    Second Supplemental Indenture dated as of February 1, 1993 between the Registrant and The Fidelity
               Bank, National Association (name later changed to First Union National Bank), as Trustee, incorporated herein by reference to Exhibit 4(c) to Form 10-K report of the Registrant for 1992.


EXHIBIT NO.                                             EXHIBIT DESCRIPTION
- -------------                                           -------------------
       4(e)    Flip-Over Rights Agreement dated as of March 2, 1989 between Registrant and Bank of Delaware (name later changed to PNC Bank), as Rights Agent, incorporated herein by reference to Exhibit 1 to Form 8-A
               Registration Statement of Registrant, No. 1-3437-2.
       4(f)    Flip-In Rights Agreement dated as of March 2, 1989 between Registrant and Bank of Delaware (name later changed to PNC Bank), as Rights Agent, incorporated herein by reference to Exhibit 1 to Form 8-A
               Registration Statement of Registrant, No. 1-3437-2.
       5       Opinion of Dechert Price & Rhoads.
      23(a)    Consent of Price Waterhouse LLP.
      23(b)    Consent of Arthur Andersen LLP.
      23(c)    Consent of Dechert Price & Rhoads (included in Exhibit 5 hereto).
      24       Power of Attorney of Directors and Officers of the Company.


ITEM 17. UNDERTAKINGS.

A. UNDERTAKING REQUIRED BY ITEM 512(B) OF REGULATION S-K.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. UNDERTAKING REQUIRED BY ITEM 512(H) OF REGULATION S-K.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

C. UNDERTAKING REQUIRED BY ITEM 512(I) OF REGULATION S-K.

     The Company hereby undertakes that:

          (1) For purposes of determining the liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Voorhees, New Jersey, on the 7th day of May, 1996.



                                    AMERICAN WATER WORKS COMPANY, INC.

                                    By: /S/ W. TIMOTHY POHL
                                       ---------------------------------
                                       W. Timothy Pohl
                                       Secretary



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




NAME                                                               TITLE                             DATE
- ---------------------------------------------  ---------------------------------------------  -------------------

              *                                President, Chief Executive Officer and                 May 7, 1996
- -----------------------------                  Director
George W. Johnstone

              *                                Vice President and Treasurer (Chief Financial          May 7, 1996
- -----------------------------                  Officer)
J. James Barr

              *                                Comptroller (Chief Accounting Officer)                 May 7, 1996
- -----------------------------
Robert D. Sievers


              *                                Chairman of the Board of Directors                    May 7, 1996
- -----------------------------
Marilyn W. Lewis

              *                                Director                                              May 7, 1996
- -----------------------------
William O. Albertini

              *                                Director                                              May 7, 1996
- -----------------------------
William R. Cobb

              *                                Director                                              May 7, 1996
- -----------------------------
Elizabeth H. Gemmill

              *                                Director                                              May 7, 1996
- -----------------------------
Henry G. Hager

              *                                Director                                              May 7, 1996
- -----------------------------
Nelson G. Harris

              *                                Director                                              May 7, 1996
- -----------------------------
Nancy W. Wainwright

              *                                Director                                              May 7, 1996
- -----------------------------
Paul W. Ware

              *                                Director                                              May 7, 1996
- -----------------------------
Ross A. Webber



*By: /S/ W. TIMOTHY POHL
    -------------------------
      W. Timothy Pohl
      Attorney-in-fact
                                                                                                      May 7, 1996

                                 EXHIBIT INDEX

     Exhibit Numbers are in accordance with the Exhibit Table in Item 601 of Regulation S-K:



EXHIBIT
NO.                                                  DESCRIPTION                                               PAGE
- ----------  ----------------------------------------------------------------------------------------------  -----------

 1(a)       Underwriting Agreement........................................................................           +
 2(a)       Asset Purchase Agreement dated as of April 26, 1995 among the Registrant,
            Pennsylvania-American Water Company, Pennsylvania Gas and Water Company and Pennsylvania
            Enterprises, Inc. incorporated herein by reference to Exhibit 2.1 to Form 8-K of Registration
            filed on March 1, 1996........................................................................           *
 4(a)       Dividend Reinvestment and Stock Purchase Plan incorporated herein by reference to Exhibit 2 to
            the Registrant's Registration Statement on Form S-3, Registration No. 33-59059................           *
 4(b)       Indenture dated as of November 1, 1977 between Registrant and The Fidelity Bank (name later changed to First Union National Bank), Trustee, incorporated herein by reference to Exhibit E
            to Form 10-K report of Registrant for 1977....................................................           *
 4(c)       First Supplemental Indenture dated as of December 1, 1989 between the Registrant and The
            Fidelity Bank, National Association (name later changed to First Union National Bank), as
            Trustee, incorporated herein by reference to Exhibit 4(i) to Form 10-K report of the
            Registrant for 1989...........................................................................           *
 4(d)       Second Supplemental Indenture dated as of February 1, 1993 between the Registrant and The
            Fidelity Bank, National Association (name later changed to First Union National Bank), as
            Trustee, incorporated herein by reference to Exhibit 4(c) to Form 10-K report of the
            Registrant for 1992...........................................................................           *
 4(e)       Flip-Over Rights Agreement dated as of March 2, 1989 between Registrant and Bank of Delaware
            (name later changed to PNC Bank), as Rights Agent, incorporated herein by reference to Exhibit
            1 to Form 8-A Registration Statement of Registrant, No. 1-3437-2..............................           *
 4(f)       Flip-In Rights Agreement dated as of March 2, 1989 between Registrant and Bank of Delaware
            (name later changed to PNC Bank), as Rights Agent, incorporated herein by reference to Exhibit
            1 to Form 8-A Registration Statement of Registrant, No. 1-3437-2..............................           *
 5          Opinion of Dechert Price & Rhoads.............................................................           +
23(a)       Consent of Price Waterhouse LLP...............................................................           +
23(b)       Consent of Arthur Andersen LLP................................................................           +
23(c)       Consent of Dechert Price & Rhoads (included in Exhibit 5 hereto)..............................           *
24          Power of Attorney of Directors and Officers of the Company....................................           *



- ------------------
* Not applicable.

+ Previously filed.

                                   APPENDIX A

        In the printed document, a color map of the United States of America appears, showing the 21 states in which American Water Works Company's 22 Water Utility Subsidiaries operate.

        The map is entitled, "The American Water Works Company" and the following text appears above the upper right portion of the map:


American Water's Regulated Water Business
- -----------------------------------------
22 water utilities
4,000 employees
Operations in 21 states
Approximately 800 communities provided water service
7.0 million population
312 water production
240 billion gallons of water produced and sold in 1995